SmytheRatcliffe
CHARTERED ACCOUNTANTS

November 20, 2008

British Columbia Securities Commission
PO Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
400 – 300 5 Avenue SW
Calgary, Alberta T2P 3C4

Ontario Securities Commission
Suite 1903, Box 5520
Queen Street West
Toronto, Ontario M5H 3S8

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J3J9

Dear Sirs:

RE: CANARC RESOURCE CORP. (THE "COMPANY")

We are writing in accordance with National Instrument 51-102 *Continuous Disclosure Obligations* ("NI 51-102"). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated November 20, 2008 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

KYN/ad

7th Floor, Marine Building
355 Burrard Street, Vancouver, BC
Canada V6C 2G8

Telephone: 604.687.1231
Fax: 604.688.4675
Web: SmytheRatcliffe.com

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